January 8, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Attention:  Ruairi Regan

Re:	Cancer Genetics, Inc.
Amended Registration Statement on Form S-1
Filed December 14, 2012
File No. 333-178836

Dear Mr. Regan:

On behalf of Cancer Genetics, Inc. (the “Company”), we are sending our responses to the comments contained in the letter, dated December 21, 2012 (the “Comment Letter”), from John Reynolds, Assistant Director, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Pre-Effective Amended Registration Statement on Form S-1 (Registration No. 333-178836) (the “Registration Statement”). This letter accompanies the Company’s filing of Amendment No. 11 to that registration statement (“Amendment No. 11”). Enclosed are three courtesy copies of Amendment No. 11, which are marked to show changes from the Registration Statement as filed with the Commission on December 14, 2012.

For ease of reference, set forth in bold below is the comment to the Registration Statement, as reflected in the Comment Letter. The Company’s supplemental response is set forth below each respective comment.

The Company has authorized this firm to respond to the Comment Letter as follows:

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

1.	We note your revised disclosure on page 110 and response to comment 6 of our letter dated November 29, 2012. We also note discussion on pages 22 and 110 regarding the risk that Congress will not act on the scheduled cut prior to January 1, 2013. Please revise MD&A to address the status and anticipated effect of any scheduled cuts or failure to act on them where you discuss known trends, events and uncertainties.

Securities and Exchange Commission	January 8, 2013

Response:

We have updated our disclosure on pages 23 and 110 to reflect the passage of the American Taxpayer Relief Act of 2012, which prevents the scheduled cut for 2013.

Exhibits, page II-6

2.	We note your response to comment 8 and the reference on page F-25 to changes “immediately prior to effectiveness.” It appears that you filed your articles of incorporation currently in effect with your initial filing, and according to the description in the exhibit index for exhibits 3.2 and 3.4, you filed the form of articles and by laws with the April 30, 2012 amendment. However, the articles filed on April 30, 2012 refer to automatic conversion of preferred shares upon “the closing of an underwritten public offering pursuant to an effective registration statement in connection with an initial public offering with gross proceeds of $25,000,000.” Please advise us (1) where the charter documents to be in effect post-closing have been filed and (2) whether you will file the final, executed articles of incorporation with the state of Delaware prior to effectiveness.

Response:

We filed the form of amended and restated certificate of incorporation that will be in effect post-closing as Exhibit 3.2 to Amendment No. 11.

3.	We note your revised disclosure on page 74 and statement that the landlord “verbally agreed to extend the time to complete a capital raise of at least $20.0 million.” Please provide a written description of the oral agreement. In this regard, we refer you to Regulation S-K Compliance and Disclosure Interpretation 146.04.

Response:

We filed a written description of the oral agreement as Exhibit 10.62 to Amendment No. 11.

If you have any questions with respect to the foregoing, please feel free to call me at 973-597-2564.

Securities and Exchange Commission	January 8, 2013

Very truly yours,

/s/ Alan Wovsaniker

cc: Yvan-Claude Pierre, Reed Smith LLP